Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Murphy USA Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-191131) on Form S-8 and in the registration statement (No. 333-213416) on Form S-3 of Murphy USA Inc. of our reports dated February 20, 2018, with respect to the consolidated balance sheets of Murphy USA Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated income statements, statements of cash flows, and statements of changes in equity for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement Schedule II (collectively, the "consolidated financial statements"), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of Murphy USA Inc.
/s/ KPMG LLP

Shreveport, Louisiana
February 20, 2018